SO 6/2/04

04016787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

6-2-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 01 2004

SEC FILE NUMBER
8- 45259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Weil Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Poydras Street, Suite 3500
(No. and Street)

New Orleans	Louisiana	70163
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John G. Martinez 410-454-2976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street	Baltimore	Maryland	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John G. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Howard Weil Incorporated, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOWARD WEIL INCORPORATED
(a wholly owned subsidiary of Legg Mason, Inc.)

March 31, 2004

STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

HOWARD WEIL INCORPORATED
(a wholly owned subsidiary of Legg Mason, Inc.)
TABLE OF CONTENTS

Page(s)

Report of Independent Auditors 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Howard Weil Incorporated:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Howard Weil Incorporated (the "Company") at March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 27, 2004

HOWARD WEIL INCORPORATED
(a wholly owned subsidiary of Legg Mason, Inc.)
STATEMENT OF FINANCIAL CONDITION
March 31, 2004

Assets	
Cash equivalents	$ 5,451,527
Cash segregated for regulatory purposes	42,419
Commissions receivable from affiliated broker-dealer	2,776,127
Investment banking fees receivable	173,151
Equipment and leasehold improvements, net	120,855
Deferred tax asset	152,443
Prepaid expenses and other assets	88,014
Total Assets	**$ 8,804,536**
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued compensation	$ 2,931,418
Payable to Parent	2,566,956
Taxes payable	434,562
Accrued expenses	180,400
Total Liabilities	6,113,336
Stockholder's equity:	
Common stock, no par value; authorized 5,000 shares; issued and outstanding 100 shares	200,000
Additional paid-in capital	1,522,963
Retained earnings	968,237
Total Stockholder's Equity	2,691,200
Total Liabilities and Stockholder's Equity	**$ 8,804,536**

See accompanying notes to statement of financial condition

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

LM Financial Partners, Inc. ("LMFP") formerly provided bank-based securities brokerage services to clients through unaffiliated financial institutions. In September 2002, substantially all of the account relationships were sold to a third party and the remaining accounts were transferred to Legg Mason Wood Walker, Incorporated ("LMWW"), a subsidiary of Legg Mason, Inc. (the "Parent") and a registered broker-dealer.

In October of 2003, LMFP was renamed Howard Weil Incorporated (the "Company")

Prior to October 31, 2003, the securities brokerage (other than the bank-based services), equity research and investment banking operations of the Company were conducted as a division of LMWW. On October 31, 2003, these operations were transferred to the Company.

Use of Estimates
The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the statement of financial condition and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statement.

Cash Equivalents
Cash equivalents consist of shares in a money market fund managed by an affiliate of the Company. The carrying amount of cash equivalents approximates fair value.

Fair Value of Financial Instruments
All of the Company's financial assets and liabilities are carried at fair value or at amounts, which, because of their short-term nature, approximate current fair value.

Depreciation and Amortization
Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization of $286,720 at March 31, 2004. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from three to eight years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease.

2. Transfer of Howard Weil Business

As previously discussed in Note 1, the securities brokerage (other than the bank-based services), equity research and investment banking services of the Company were conducted as a division of LMWW through October 31, 2003. On October 31, 2003, this business was transferred to the Company. On the date of the transfer, the Company purchased from the Parent certain net assets specifically associated with the business that had been transferred from LMWW to the Parent.

The net assets acquired consisted of:

Fixed assets	$	150,056
Investment banking receivables and prepaid assets		19,366
Other assets		79,187
Accrued expenses		(164,789)
Net Assets acquired from Parent	$	83,820

In addition, the Company assumed certain accrued compensation liabilities from LMWW and received cash from LMWW equal to the amount of the liabilities assumed of $863,013.

3. Other Related Party Transactions

All security transactions are cleared for the Company by LMWW on a fully disclosed basis. The Company's gross revenues from transactions cleared by LMWW are presented as Commissions receivable from affiliated broker dealer in the Statement of Financial Condition, and are settled on a monthly basis.

LMWW provides clearing and execution services to the Company pursuant to a Clearing Agreement between the parties.

Pursuant to an Administrative Services Agreement, LMWW also provides the Company with certain support services, including executive, legal, compliance, financial processing and reporting, regulatory reporting, tax, human resources, and information technology and also acts as the disbursing agent for the Company in the payment of compensation costs and vendor invoices.

Amounts due under these agreements are settled on a monthly basis between the Company and the Parent.

4. Cash Segregated for Regulatory Purposes

The Company has set aside $61,150 in an interest-bearing segregated account to compensate customers who paid front-end fees in connection with their purchase through the Company of Class A mutual fund shares but failed to receive the appropriate volume-based discounts, known in the industry as breakpoint discounts. Through March 31, 2004, payments of $18,818 have been made to former customers. The balance of $42,419, including interest earned, is presented as Cash segregated for regulatory purposes on the Statement of Financial Condition.

5. Income Taxes

The Company files a consolidated federal income tax return with the Parent and files separate state income tax returns. The provision for federal income taxes was determined as if the Company filed a separate return. The Company's allocable share of federal income taxes and its separate state income taxes are recorded as a provision for income taxes and taxes payable.

Deferred taxes are recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to effect taxable income. At March 31, 2004, the Company had a deferred tax asset of $152,443 that includes a deferred tax asset resulting from discontinued operations in the amount of $59,338. Components of the deferred tax asset at March 31, 2004 are as follows:

Accrued compensation and benefits	$	22,343
Accrued expenses		70,762
Deferred income		59,338
	$	152,443

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At March 31, 2004, the Company had net capital, as defined, of $2,047,706, which exceeded required net capital by $1,640,151.

The Company is exempt from the requirements of SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section (k)(2)(ii) of Rule 15c3-3 since the Company clears all transactions with and for customers on a fully disclosed basis with LMWW.

7. Subsequent Event

On May 26, 2004, the Company received $500,000, representing additional paid-in capital from the Parent, to facilitate the Company's participation in the underwriting of securities.